Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
First Quarter 2016 Financial Results
First Quarter 2016 Highlights

•	Volumes increased 9.9% to 277.8 kmt compared to 252.9 kmt in the first quarter of 2015 with increases in both Specialty and Rubber

•	Revenue decreased by €44.1 million to €246.3 million compared to the first quarter of 2015 as lower feedstock costs were partially passed along to customers mainly via indexed pricing agreements

•	Adjusted EBITDA[1] of €54.0 million and Adjusted EPS[1] of €0.28

•
Specialty Carbon Black Adjusted EBITDA margin increased 640 basis points to 35.5% from 29.1% compared to the first quarter of 2015, as a result of volume growth leveraging stronger gross profits, lower raw material costs and declining feedstock costs as a percent of revenue

•
Rubber Carbon Black Adjusted EBITDA margin decreased 10 basis points to 13.1% from 13.2% compared to the first quarter of 2015 as a result of negative feedstock effects offset by declining feedstock costs as a percent of revenue

•	Cash flow from operations totaled €60.1 million

•	Voluntary debt repayment of €20.0 million and dividend payments of €10.0 million

•	Profit (Net Income) of €13.4 million in the first quarter of 2016 down from €14.8 million in first quarter of 2015 reflecting the impact of non-recurring expenses and change in depreciation
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – May 5, 2016 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced results for its first quarter of 2016.
“We began 2016 much like we finished 2015, with a strong quarter characterized by near double-digit volume growth that outpaced the market, robust cash flow, exceptional performance from our specialty business and reasonably good results from the rubber business in very challenging market environments,” said Jack Clem, Orion’s Chief Executive Officer. “Total volume growth of 9.9% was driven by a 15.7% volume growth in our Specialty Carbon Black business and an 8.4% volume growth in our Rubber Carbon Black business including the impact of our newly acquired business in Qingdao, China. On the specialty side, we achieved record volume and profitability as our market penetration initiatives continued to develop globally and we experienced lower raw material costs. Our rubber business continued to deal with negative feedstock pricing differentials, which we have begun to address with pricing adjustments as necessary.”
“Our cash flow continued to be strong in the quarter,” continued Mr. Clem. “Cash flow from operations was €60.1 million, including Adjusted EBITDA of €54.0 million, which amply exceeded our requirements for maintenance capex, ongoing productivity improvements, debt service and dividend coverage, and gave us the resources to pay down an additional €20 million of our debt. We continue to take

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures steps to address the negative effects of this low oil price environment on our Rubber business and believe we are well positioned to sustain our market leadership in our Specialty business while driving profitable volume growth and generating strong cash flow, due to our broad portfolio of products, strategic shift to more value-added products, geographically balanced customer base and differentiated innovation and technical expertise.”
Concluded Mr. Clem, “We’re off to a good start in 2016. We have seen a solid quarter that was driven by an outstanding performance in our Specialty Carbon Black business and a Rubber Carbon Black business which is managing its way through some difficult market conditions. For the remainder of 2016, we are focused on building on our success in specialty by expanding our product breadth and geographic reach as we increase our capacity in selected high value-added specialty and technical grades. On the rubber side, we will continue to work with our major tire customers to address imbalances between feedstock costs and product pricing, while at the same time implementing productivity and efficiency measures and shifting production capacity, as necessary, to more profitable technical rubber grades such as those sold to the MRG markets. We believe Orion is well positioned to mitigate feedstock cost issues which may negatively impact the Rubber Carbon Black business in 2016 through correspondingly stronger profits in its Specialty Carbon Black business, initiatives to address the imbalance between feedstock cost and product price and internal efficiency improvement measures. As a result, we remain confident in our ability to generate excess cash flow to fund ongoing capex needs and productivity enhancement projects, cover the dividend and continue to de-lever the balance sheet.”

In EUR	Fiscal Year 2016	Fiscal Year 2015
	First Quarter	First Quarter
Revenue	246.3m	290.4m
Volume (in kmt)	277.8	252.9
Contribution Margin	114.2m	109.8m
Contribution Margin per Metric Ton (1)	411.1	434.1
Operating Result (EBIT)	30.5m	36.3m
Adjusted EBITDA (2)	54.0m	53.9m
Profit or Loss for the Period (Net Income)	13.4m	14.8m
EPS (3)	0.22	0.25
Adjusted EPS (4)	0.28	0.33
Notes:

(1)
The change in Contribution Margin per Metric Ton (CM/mT) between Q1 2016 and Q1 2015 reflects negative effects related to feedstock cost developments primarily associated with the Rubber Carbon Black business of about €18/mT.

(2)
Adjusted EBITDA Q1 2016 compared to Q1 2015 includes a negative impact of approximately €3 million associated with feedstock cost developments, plus a negative impact of about €1.7 million associated mostly with foreign exchange translation effects.

(3)
EPS calculated using profit (Net Income) for the respective quarter based upon weighted number of shares outstanding in the respective quarter. Change in EPS primarily associated with non-recurring expenses (€0.06), additional depreciation (€0.05) offset by reduced finance charges (€0.08).

(4)
Calculated using profit (Net Income) for the respective quarter adjusted for non-recurring items, amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results (all adjustments on a net of tax basis assuming group tax rate) based on weighted number of shares outstanding in the respective quarter. Change in Adjusted EPS primarily associated with additional depreciation (€0.05).

First Quarter 2016 Overview
Volumes increased by 25.0 kmt resulting in total volume of 277.8 kmt in the first quarter of 2016 compared to 252.9 kmt in the first quarter of 2015. This rise of 9.9% reflected increased volumes in both the Specialty and Rubber Carbon Black businesses. Our new business Qingdao, China (OECQ) acquired during fourth quarter of 2015, accounted for 12.6 kmt of the volume increase.
While volumes in the quarter rose, revenue decreased by €44.1 million, or 15.2%, to €246.3 million in the first quarter of 2016 from €290.4 million in the first quarter of 2015.This revenue decrease was due to sales price declines resulting from pass through of lower feedstock costs and to a lesser extent due to product mix and foreign exchange translation effects, partially offset by additional volumes.
Contribution Margin increased by €4.4 million, or 4.1%, to €114.2 million in the first quarter of 2016 from €109.8 million in the first quarter of 2015, primarily driven by strong volume growth in our Specialty Carbon Black business and from OECQ, offset by negative feedstock cost developments and foreign exchange translation impacts mainly in our Rubber Carbon Black business, as well as regional mix effects.
Gross Profit remained essentially stable at €81.6 million in the first quarter of 2016 compared to €82.4 million in the first quarter of 2015, with the increase in contribution margin being offset by depreciation expense and the timing of scheduled maintenance spend in the quarter and to a lesser extent the impact on fixed costs of the consolidation of OECQ.
Adjusted EBITDA remained stable at €54.0 million in first quarter of 2016 compared to €53.9 million in the first quarter of 2015 which reflected the development of Gross Profit.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q1 2016	Q1 2015	Y-o-Y Comparison
Volume (kmt)	59.2	51.1	15.7%
Revenue (EUR/Millions)	97.1	98.0	(1.0)%
Gross Profit (EUR/Millions)	45.3	38.8	16.7%
Gross Profit/metric ton (EUR)	765.2	758.7	0.9%
Adjusted EBITDA (EUR/Millions)	34.5	28.6	20.7%
Adjusted EBITDA/metric ton (EUR)	582.5	558.6	4.3%
Adjusted EBITDA Margin	35.5%	29.1%	+640bps
Volumes for the Specialty Carbon Black business increased by 15.7% to 59.2 kmt in the first quarter of 2016 from 51.1 kmt in the first quarter of 2015, reflecting increased global demand and further penetration of markets, especially in Asia Pacific. The business set another record, exceeding quarterly volumes and profit levels achieved since the inception of Orion.
Revenue of the business decreased by €0.9 million, or 1.0%, to €97.1 million in the first quarter of 2016 from €98.0 million in the first quarter of 2015. This revenue decrease was due to price declines resulting mainly from the pass through of reduced feedstock costs to customers with index pricing and regional product mix impacts, which more than offset the strong growth in volumes.
Gross Profit increased by €6.5 million, or 16.7%, to €45.3 million in the first quarter of 2016 from €38.8 million in the first quarter of 2015, in large part due to a benefit from increased volumes.
Adjusted EBITDA increased by 20.7% to €34.5 million in the first quarter of 2016 from €28.6 million in the first quarter of 2015, reflecting the development of Gross Profit . Adjusted EBITDA margin was 35.5% in the first quarter of 2016 as compared to 29.1% in the first quarter of 2015. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on revenues.

RUBBER CARBON BLACK
	Q1 2016	Q1 2015	Y-o-Y Comparison
Volume (kmt)	218.7	201.8	8.4%
Revenue (EUR/Millions)	149.2	192.4	(22.5)%
Gross Profit (EUR/Millions)	36.3	43.6	(16.7)%
Gross Profit/metric ton (EUR)	166.1	216.0	(23.1)%
Adjusted EBITDA (EUR/Millions)	19.5	25.3	(23.0)%
Adjusted EBITDA/metric ton (EUR)	89.2	125.6	(28.9)%
Adjusted EBITDA Margin	13.1%	13.2%	-10bps
Volumes for the Rubber Carbon Black business increased by 8.4% (2.2% without impact of newly acquired OECQ) to 218.7 kmt in the first quarter of 2016 from 201.8 kmt in the first quarter of 2015, reflecting increased demand in the base business (primarily in Europe) as well as a boost in volume of 12.6 kmt associated with the acquisition of OECQ during the last quarter of 2015.
Revenue decreased by €43.2 million, or 22.5%, to €149.2 million in the first quarter of 2016 from €192.4 million in the first quarter of 2015. This revenue decrease was primarily due to price declines resulting from pass through of lower cost feedstock to customers with index-pricing agreements, partly offset by the impact of revenues from OECQ.
Gross profit decreased by €7.3 million, or 16.7%, to €36.3 million in the first quarter of 2016 from €43.6 million in the first quarter of 2015. This decrease was associated with negative feedstock cost developments, increased depreciation charges and to a lesser extent unfavorable foreign exchange translation partially offset by the positive impact of OECQ.
Adjusted EBITDA decreased by €5.8 million, or 23.0% to €19.5 million in the first quarter of 2016 from €25.3 million in the first quarter of 2015, essentially reflecting the development of Gross Profit.
Balance Sheet and Cash Flow
As of March 31, 2016, the Company had cash and cash equivalents of €57.0 million which represents a decrease of €8.3 million from December 31, 2015 after a voluntary debt repayment of €20.0 million and a dividend payment of €10.0 million.
The Company’s non-current indebtedness as of March 31, 2016 was €616.6 million composed of the non-current portion of term loan liabilities (€627.0 million less transaction costs of €10.6 million) and €0.2 million other long term debt. Net indebtedness including €7.1 million current portion of term loan liabilities was €577.1 million, which represents a 2.78 times LTM EBITDA multiple down from 2.89 times in the previous quarter.
Cash inflows from operating activities in the first quarter of 2016 amounted to €60.1 million, consisting of a consolidated profit for the period of €13.4 million, adjusted for depreciation and amortization of €19.6 million and the exclusion of finance costs of €8.9 million affecting net income. Net working capital totaled €172.3 million as of March 31, 2016, compared to €183.0 million as of December 31, 2015.
Cash outflows from investing activities in the first quarter of 2016 were above the trend we expect for the full year 2016 and amounted to €23.1 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the first quarter of 2015 amounted to €44.4 million, consisting primarily of a voluntary debt repayment of €20.0 million, a dividend payment totaling €10.0 million, regular interest payments of €9.2 million and regular debt repayment of €1.8 million.

2016 Full Year Outlook
“There has been a small recovery in oil prices over the past few months, which has had some limited positive impact on rubber feedstock price differentials. We believe that the worst may be behind us,” stated Mr. Clem. “Nevertheless, there remains a fair degree of uncertainty in these markets. As a result, we maintain our outlook for a full year Adjusted EBITDA of between €205 million and €225 million for 2016, based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices and exchange rates will be at the average of levels seen during fourth quarter 2015, with negative feedstock impacts remaining at levels experienced at the end of 2015.”
Guidance for depreciation and amortization is estimated to be approximately €60 million and €20 million respectively (which includes amortization of acquired intangibles of €13 million). Guidance for shares outstanding is 59.3 million, before giving effect to any additional share buybacks, with an underlying tax rate of about 35% on pre-tax income and for capital expenditures of approximately €60 million.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, May 6, 2016, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through May 13, 2016:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13635424
Additionally, a live and an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1525 employees worldwide, Orion runs 15 global production sites and four Applied Technology Centers. For more information please visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2016 Full Year Outlook” section above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015 and in Note 9 to our unaudited interim condensed consolidated financial statements as at March 31, 2016 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including the “2016 Full Year Outlook” section above - as a result of new information, future events or other information, other than as required by applicable law.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three months ended March 31, 2016 and 2015 - unaudited

	Three Months Ended Mar 31, 2016	Three Months Ended Mar 31, 2015
	In EUR k	In EUR k
Revenue	246,250	290,406
Cost of sales	(164,666)	(208,042)

Gross profit	81,584	82,364

Selling expenses	(26,846)	(25,928)
Research and development costs	(3,565)	(4,018)
General and administrative expenses	(16,952)	(14,966)
Other operating income	1,056	424
Other operating expenses	(4,768)	(1,575)

Operating result (EBIT)	30,509	36,301

Finance income	8,324	18,019
Finance costs	(17,256)	(31,999)
Share of profit or loss of joint ventures	121	121

Financial result	(8,811)	(13,859)

Profit before income taxes	21,698	22,442

Income taxes	(8,333)	(7,691)

Profit for the period	13,365	14,751
Earnings per Share (EUR per share), basic	0.22	0.25
Weighted average number of ordinary shares (in thousands)	59,451	59,635
Earnings per Share (EUR per share), diluted	0.22	0.25
Weighted average number of diluted ordinary shares (in thousands)	59,906	59,635

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at March 31, 2016 and December 31, 2015 – unaudited

	Mar 31, 2016	Dec 31, 2015
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	89,485	94,803
Property, plant and equipment	378,217	385,856
Investment in joint ventures	4,778	4,657
Other financial assets	1,805	3,049
Other assets	3,565	3,698
Deferred tax assets	52,741	55,254
	579,103	595,829
Current assets
Inventories	86,756	105,111
Trade receivables	160,433	172,123
Other financial assets	4,482	3,126
Other assets	23,051	20,321
Income tax receivables	8,311	8,750
Cash and cash equivalents	57,005	65,261
	340,038	374,692
	919,141	970,521

	Mar 31, 2016	Dec 31, 2015
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	—
Reserves	(24,086)	(52,823)
Profit or loss for the period	13,365	42,874
	45,499	49,686
Non-current liabilities
Pension provisions	50,021	44,994
Other provisions	14,977	15,456
Financial liabilities	616,555	650,782
Other liabilities	145	138
Deferred tax liabilities	38,098	40,052
	719,796	751,422
Current liabilities
Other provisions	29,556	38,057
Trade payables	74,864	94,213
Other financial liabilities	4,845	4,750
Income tax liabilities	21,521	16,443
Other liabilities	23,060	15,950
	153,846	169,413
	919,141	970,521

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2016 and 2015 – unaudited

	Three Months Ended Mar 31, 2016	Three Months Ended Mar 31, 2015
	In EUR k	In EUR k
Profit for the period	13,365	14,751

Income taxes	8,333	7,691

Profit before income taxes	21,698	22,442

Depreciation and amortization of intangible assets and property, plant and equipment	19,577	16,630
Other non-cash (income)	(87)	—
Decrease in trade receivables	9,373	21,318
Decrease in inventories	16,372	13,378
Decrease in trade payables	(8,869)	(5,819)
Decrease in provisions	(8,521)	(9,626)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	3,758	335
Finance income	(8,324)	(18,019)
Finance costs	17,256	31,999
Cash (paid) and received for income taxes	(2,152)	2,165

Cash flows from operating activities	60,081	74,803

Cash paid for the acquisition of intangible assets and property, plant and equipment	(23,071)	(13,846)

Cash flows from investing activities	(23,071)	(13,846)

Share buyback	(3,415)	—
Repayments of borrowings	(21,798)	(1,814)
Cash payments of current financial liabilities	(267)	(3,232)
Interest and similar expenses paid	(9,197)	(9,486)
Interest and similar income received	263	128
Dividends paid to shareholders	(9,994)	—

Cash flows from financing activities	(44,408)	(14,404)

Change in cash	(7,398)	46,553

Change in cash resulting from exchange rate differences	(858)	3,612
Cash and cash equivalents at the beginning of the period	65,261	70,544

Cash and cash equivalents at the end of the period	57,005	120,709

Non-IFRS Financial Measures Reconciliations
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	Three Months Ended Mar 31,
in EUR k	2016	2015
Adjusted EBITDA	53,969	53,891
Share of profit of joint venture	(121)	(121)
Consulting fees related to group strategy (1)	(249)	(182)
Long Term Incentive Plan (LTIP)	(515)	—
Other non-operating (2)	(2,998)	(657)
EBITDA	50,086	52,931
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(19,577)	(16,630)
Earnings before taxes and finance income/costs (operating result (EBIT))	30,509	36,301
Other finance income	8,324	18,019
Share of profit of joint ventures	121	121
Finance costs	(17,256)	(31,999)
Income taxes	(8,333)	(7,691)
Profit for the period	13,365	14,751
(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other non-operating expenses in the three months ended March 31, 2016 primarily relate to costs in association with our EPA enforcement action of EUR 2.3 million (including accrued expenses for penalties and mitigation projects) as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.

Adjusted EPS Reconciliation

Adjusted EPS	Three Months Ended Mar 31,
in EUR k	2016	2015
Profit for the period	13,365	14,751
Long Term Incentive Plan (LTIP)	515	—
Add back non recurring items	3,247	839
Add back amortization of acquired intangible assets	3,262	3,271
Add back foreign exchange rate impacts to financial result	(3,273)	2,934
Amortization of transaction costs	750	826
Release of transaction costs due to repayment	262	—
Tax effect on add back items at 35% estimated tax rate	(1,667)	(2,754)
Adjusted profit or loss for the period	16,461	19,866
Adjusted EPS [1]	0.28	0.33

Total add back items	3,096	5,115

Impact add back items per share	0.05	0.09
+ Earnings per Share (EUR per share), basic	0.22	0.25
= Adjusted EPS [1]	0.28	0.33
1) Based upon weighted number of shares outstanding, which was 59,451k for the three months ended March 31, 2016 and 59,635k for the three months ended March 31, 2015.